Exhibit 14.05

ENSERVCO CORPORATION

POLICY ON
TRADING BLACKOUT PERIODS;
BENEFIT PLANS; AND
SECTION 16 REPORTING

This Policy was unanimously adopted by the Board of Directors of Enservco Corporation at a meeting held on June 20, 2014 and amended on June 25, 2015. It applies to the directors, certain executive officers, and certain accounting personnel of the Company.

INTRODUCTION

Enservco Corporation (the “Company”) has adopted this Policy on Trading Blackout Periods, Benefit Plans, and Section 16 Reporting to apply to each director, the Company’s president, chief executive officer, chief operating officer, treasurer, chief financial officer, any vice president, and certain other officers that may be designated as such by resolution of the Board of Directors, accounting personnel who are involved in the preparation of an upcoming Form 10-Q or 10-K, and other Company personnel who may have knowledge of potentially material financial information (“Insiders”) and to guide the Insiders with regard to their trading activity in stock of the Company and stock of the vendors and suppliers of the Company.

The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. The Company (by Board action) also reserves the right to determine that a person otherwise within the definition of “Insider” is truly not an Insider. This Policy must be strictly followed. Your attention is also drawn to Enservco’s Insider Trading Policy which should, where the context permits, be read and complied with in conjunction with this Policy.

Persons Covered

This Policy on Trading Blackout Periods, Benefit Plans and Section 16 Reporting (this “Policy”) applies to all Insiders (defined above). In this Policy, references to “you” include:

●	Your family members who reside with you;
●	Anyone else who lives in your household;
●

Any family members who do not live in your household but whose transactions in securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in securities);

●	Any entity (corporation, partnership, LLC, trust) which you control through ownership or management;
●	Any person to whom you have disclosed material, nonpublic information; and
●	Any person acting on your behalf or on behalf of any individual listed above.

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You are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person complies with this Policy.

Securities Covered

Although it is most likely that the “material, nonpublic information” you possess will relate to the common stock of the Company, the Company may from time to time issue other securities that are publicly traded (collectively, the “Covered Securities”) and, therefore, subject to this Policy. In addition, this Policy applies to purchases and sales of the securities of other entities, including customers or suppliers of the Company and entities with which the Company may be negotiating major transactions (such as an acquisition, investment or sale of assets). Information that is not material to the Company may nevertheless be material to those entities.

“BLACKOUT” PERIODS

A “blackout” period is a period during which you may not execute transactions in Company securities, whether such transactions are buying or selling Company securities. Please bear in mind that even if a blackout period is not in effect, at no time may you trade in Company securities if you are aware of material, nonpublic information about the Company. For example, if the Company releases its quarterly financial results and you are aware of other material, nonpublic information not disclosed in the financial results, you may not trade in Company securities.

Quarterly Financial Results Blackout Periods

You may not buy or sell Company securities at any time from the last day of each fiscal quarter or fiscal year of the Company through to and including the two full business day period following the public release of the financial results for such fiscal quarter or year (for example, by means of a press release, a publicly accessible conference call or a governmental filing).

For example, the third quarter of 2014 will end on September 30, 2014. If the Company issues its financial results for the third quarter of 2014 on November 14, 2014, you may not purchase or sell the Company's common stock between September 30, 2014 and November 19, 2014. In accordance with this Policy, the Company will from time to time advise interested parties of the expected timing of its financial results.

Event-Specific Blackout Periods

The Company reserves the right to impose trading blackout periods from time to time when, in the judgment of the Company, a blackout period is warranted. A blackout period may be imposed for any reason, including the existence of nonpublic, material information about the Company, the anticipated issuance of interim financial results guidance or other material public announcements. The existence of an event-specific blackout period may not be announced, or may be announced only to those who are aware of the transaction or event giving rise to the blackout period. If you are made aware of the existence of an event-specific blackout period, you should not disclose the existence of such blackout period to any other person. Individuals that are subject to event-specific blackout periods will be contacted when these periods are instituted from time to time.

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Definition of Material Information and Nonpublic Information

Material Information. This policy makes reference to “material information.” In this policy, “material information” is any information relating to the business and affairs of the Company if it is likely that a reasonable investor would consider such information to be important in making a decision to buy, sell or hold a Covered Security or where the information results in, or would reasonably be expected to result in, a significant change in the market price or value of any of the Covered Securities. Material information can be positive or negative and can relate to virtually any aspect of the Company’s business or to any type of security, debt or equity.

Examples of material information include (but are not limited to) facts concerning:

(a)	A significant acquisition, disposition or merger, a new issue of securities or significant change in capital structure;

(b)	A significant change in financing arrangements of the Company;

(c)	A significant change in expected financial results in the near future (such as in the next fiscal quarter);

(d)	Significant operational events or incidents;

(e)	Changes in ownership that may affect control of the Company;

(f)	Significant changes in management or the Board of Directors of the Company;

(g)	Changes in the nature the Company’s business and major litigation developments; or

(h)	Any substantial change in industry circumstances or competitive conditions that could significantly affect the Company’s financial results or prospects for growth.

Moreover, material information does not have to be related to the Company’s business. For example, the contents of a forthcoming newspaper column or investment newsletter that is expected to affect the market price of the Company’s securities can be material.

Nonpublic Information. Material information is “nonpublic” if it has not been generally disclosed. Information is considered to have been generally disclosed if: (i) the information has been disseminated in a manner calculated to effectively reach the marketplace; and (ii) public investors have been given a reasonable amount of time to analyze the information. For the purposes of this policy, information will be considered public; i.e. no longer nonpublic, after information has been generally disclosed by means of a broadly disseminated press release and the trading has closed on the first full trading day following such press release.

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If you are unsure whether the information that you possess is material or nonpublic, the President, the Chief Executive Officer, the Chief Financial Officer, or the Compliance Officer should be consulted before trading in any securities of the Company.

Rule 10b5-1 Plans

Persons subject to this policy may trade in Company securities pursuant to a trading plan or arrangement satisfying the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 and the requirements of this policy (a “Trading Plan”). The Trading Plan must be documented, bona fide and established at a time when the person does not possess inside information and a trading blackout is not in place. The Trading Plan must also specify the price, amount and date of trades or provide a formula or other mechanism to be followed. In addition, (i) a Trading Plan must provide that trades under the plan will not commence until at least 30 days following adoption of the plan and (ii) no person may have in place more than one Trading Plan at a time.

It is the individual’s responsibility to ensure that the Trading Plan meets all legal requirements. The individual must provide a copy of the Trading Plan to the Company. Transactions pursuant to a pre-approved Trading Plan may take place during blackout periods. Insiders are not required to obtain pre-clearance of Trading Plan transactions even when pre-clearance would otherwise be required under this policy. However, following a trade, the details of the trade, including the number of shares traded and the price(s) paid or received, must be promptly reported to the Chief Financial Officer.

The Company reserves the right to require that additional provisions be included in a Trading Plan to ensure compliance with Rule 10b5-1 but the Company has no responsibility for compliance with Rule 10b5-1; that is the individual’s responsibility. The Company shall not impose requirements regarding specific trades or trading instructions. The Company may make public disclosures regarding the existence or terms of a Trading Plan if the Company deems it necessary or desirable to do so. The Company also reserves the right to require that transactions under a Trading Plan be suspended during periods when the Company believes that legal, contractual or regulatory restrictions could prohibit such transactions or make them undesirable. These might include periods during which officers and directors have agreed with underwriters that they will not sell Company securities for specified periods before and after a public offering, or periods in proximity to a public offering during which Regulation M prohibits purchases by affiliates of the Company.

Those individuals who wish to adopt a Trading Plan are encouraged to consult with their financial, tax and legal advisors to help ensure that a Trading Plan meets their objectives.

Hardship Exceptions

If you have an unexpected and urgent need to sell Company securities in order to generate cash you may, in appropriate circumstances, be permitted to sell Company securities during a blackout period. Hardship exceptions may be granted only by the Company's Chief Executive Officer and must be requested at least two business days in advance of the proposed transaction.

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TRANSACTIONS UNDER COMPANY BENEFIT PLANS

The U.S. insider trading laws also restrict your ability to engage in certain transactions under the Company's benefit plans, as described below.

Stock Option Exercises

You may exercise stock options for cash. However, you may not sell the underlying shares of stock and you may not engage in a cashless exercise of a stock option through a broker (because this entails selling a portion of the underlying stock to cover the costs of exercise) while you possess material, nonpublic information.

SECTION 16 REPORTING

Directors and officers of the Company must file periodic reports regarding their ownership of Company securities pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to disgorgement of “short-swing” profits pursuant to Section 16(b) of the Exchange Act. Violations of or failure to comply with these requirements can result in SEC enforcement action.

Directors and officers must pre-clear all transactions in Company securities with the Company's Compliance Officer at least one business day prior to executing such transactions. The Company will notify employees or officers if they are subject to Section 16.

POST-TERMINATION TRANSACTIONS

This Policy continues to apply to your transactions in Company securities even after you have terminated your employment with or services to the Company and/or its subsidiaries and affiliated companies. If you are aware of material, nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has been publicly released.

Enservco Corporation Policy on Trading Blackout Periods; Benefit Plans; and Section 16 Reporting

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